December 22, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Carlos Pacho, Senior Assistant Chief Accountant

Re:	Kindred Healthcare, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 1-14057

Dear Mr. Pacho:

Kindred Healthcare, Inc. (“Kindred” or the “Company”) has received your letter dated December 17, 2015 in which the Staff of the Securities and Exchange Commission requested certain additional information related to the Company’s disclosures in its Form 10-K for the year ending December 31, 2014.

The following comment by the Staff and related response by the Company is included herein.

Staff Comment:

Note 1 – Accounting Policies, page F-8

Long-lived assets, page F-11

We note your statement on page F-11 that “to the extent that groups of facilities are leased under a master lease agreement in which the operations of a facility and compliance with the lease terms are interdependent upon other facilities in the agreement (including the Company’s ability to renew the lease or divest a particular property), the Company defines the group of facilities under a master lease agreement as the lowest level for which there are independent, identifiable cash flows. Accordingly, the estimated cash flows of all facilities within a master lease agreement are aggregated for purposes of evaluating the carrying values of long-lived assets.” Please tell us how that statement reconciles to your renewal group table disclosed on page F-38. In this regard, we note that the same master lease may be in two different renewal groups. Please explain the difference between renewal groups, renewal bundles, and master leases. Tell us how you decided that the master lease and not the renewal groups or renewal bundles are the lowest level for which there are independent, identifiable cash flows. Please explain to us in detail how the leases in a master lease agreement are interdependent.

680 South Fourth Street         Louisville, Kentucky 40202

800.648.6057 TDD/TTY

Mr. Carlos Pacho

December 22, 2015

Company Response:

We note that the Company’s practice of reviewing the carrying values of long-lived assets at the master lease level was subject to previous correspondence with the Staff in December 2003, and we have drawn upon that correspondence, updated for current facts and circumstances, in preparing the response below.

The Company’s primary landlord is Ventas, Inc. (“Ventas”). The Company leases 38 transitional care hospitals and 36 nursing centers under four master leases with Ventas. The table referenced on page F-38 of the Company’s Form 10-K for fiscal year ended December 31, 2014 presents four lease expiration dates that exist under the master leases with Ventas. For Form 10-K disclosure purposes only, the Company uses the term Renewal Group to classify each of the four expiration dates. Renewal Groups have no separate legal or contractual structure under the master leases. Within each Renewal Group, there are groups of properties or renewal bundles that represent the lowest level for which a renewal can take place within a master lease. Renewal Group No. 1 is comprised of three renewal bundles, each within a different master lease, with all three expiring on April 30, 2018. Renewal Group No. 2 is comprised of two renewal bundles, each within a different master lease, with both expiring on April 30, 2020. Renewal Group No. 3 is comprised of one renewal bundle within one master lease that expires on April 30, 2023. Renewal Group No. 4 is comprised of two renewal bundles within one master lease, with both bundles expiring on April 30, 2025.

The Company also leases other transitional care hospitals and nursing centers from other landlords under master leases containing multiple facilities but with only one renewal bundle.

Paragraph 10-35-23 of ASC 360 indicates that “for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” While cash flows are identifiable on a facility-by-facility level, cash flows for facilities subject to master lease agreements are not independent at the facility level because the operational and economic characteristics of the leasing arrangement are such that the Company may not discontinue operations of poor performing facilities without defaulting on an entire master lease. The Company must essentially incur the losses of some facilities in order to benefit from the income of other facilities subject to the same master lease.

For example, the referenced sections of the master lease agreements with Ventas require, among other things, that the Company:

•	may not voluntarily cease operations in any facility (article 16.1(o));

•	must maintain minimum licensed bed thresholds at each facility (article 16.1(m));

•	must maintain current Medicare and Medicaid reimbursement certifications at each facility (article 16.1(q)); and

•	remains primarily liable in any assignment or sublease arrangement, and that the operators of any assigned or subleased facility are bound by the same terms of the master lease and a default by an assignee or sublessor would constitute a default by the Company (article 25).

Mr. Carlos Pacho

December 22, 2015

Failure to operate in accordance with these and other provisions in the master lease agreements could result in events of default that impact an entire master lease. Based upon the impact of the provisions of its master leases on the Company’s operations, the Company begins its review of the carrying value of long-lived assets at the master lease level and then if there are multiple renewal bundles within a master lease, as is the case with three of the Company’s master leases with Ventas, the Company reviews the carrying value of long-lived assets at the renewal bundle level.

This position is supported by analogy to the bus route example discussed in paragraphs 10-55-35 and 10-55-36 of Example 4 under ASC 360, in which the bus company was required under contract to provide a minimum level of service for each of five separate routes. The Financial Accounting Standards Board concluded that the five bus routes would be an appropriate level at which to group assets to test for and measure impairment because the entity did not have the option to curtail any one bus route.

As discussed above, Renewal Groups are used for disclosure purposes only with no separate legal or contractual structure under the master leases and therefore are not reviewed when evaluating the carrying values of long-lived assets.

The Company will review its disclosures when preparing the Form 10-K for the year ended December 31, 2015 to clarify its disclosures in Note 1 regarding accounting policy for long-lived asset reviews under master leases to tie them more directly with its disclosures in Note 11 regarding Ventas master lease renewals.

Kindred acknowledges and confirms that:

•	Kindred is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kindred may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff has any additional questions or comments, please contact me at (502) 596-7246.

Very truly yours,

/s/ John J. Lucchese

John J. Lucchese

Senior Vice President and Chief Accounting Officer

cc:	Mr. Stephen D. Farber, Kindred Healthcare, Inc.